Issuer Free Writing Prospectus dated August 9, 2023
Filed Pursuant to Rule 433
Registration Nos. 333-255424 and 333-271262

Recent Highlights (as of July 2023)
1000 First Avenue North, St. Petersburg, Florida

Project Overview

We have consolidated several parcels, comprising 1.6-acres of land (previously referred to as 902-1020 First Avenue North, St. Petersburg, Florida) into a single parcel, 1000 First Avenue North, St. Petersburg, Florida (“1000 First”). 1000 First is being developed into a 15-story high-rise building named “Viv.” Viv will be comprised of two 11-story residential towers above a 4-story parking garage, featuring approximately 269-apartment homes consisting of studio, one-bedroom, two-bedroom and three-bedroom units, with approximately 15,500 square feet of retail space located on the first level. We currently anticipate amenities will include a clubroom, fitness center, courtyard with a swimming pool, shared working space and a leasing office.

Location Overview

1000 First is located in the downtown district of St. Petersburg, one mile west of Tampa Bay and the downtown waterfront district and features direct access to downtown amenities such as public parking, restaurants, museums and cultural sites.

Construction Progress

Viv is steadily advancing, with significant progress in site work. To date, we are approximately 55% complete with deep foundation work. This work includes auger pile installation which have been installed at depths of 65 feet to 105 feet. These piles form the foundation of the structure. The on-site RSI (Reinforcing Steel Installer) is actively engaged in laying out and chipping piles, a pivotal step in the construction process. Furthermore, forming and reinforcing of the foundation pile caps have commenced.

Photo: Site work progress at Viv at 1000 First.

In preparation for the next phases, temporary power locations have been prepped and stand ready for the electric company to deliver temporary transformers. This proactive approach should ensure a seamless power supply during the construction process, facilitating smooth operations on-site.

Photo: Underground electrical conduit being installed.

The critical installation of underground conduits is in progress, providing essential pathways for electrical and communication systems throughout the building.

Simultaneously, construction work is underway for the tower crane bases. Setting the stage for the much-anticipated tower crane erection which is scheduled to begin in Q3 2023. This event will mark a significant advancement in the construction process.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.